SECURI 03011837 MISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8- 39119

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR 04 2003 WASH. D.C. 155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRAZOS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4140 LEMMON AVE. SUITE 260
(No. and Street)

DALLAS, TEXAS 75219
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BILLY F. SIMS, JR. (214) 827-5960
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN H. ZALE, CPA
(Name — *if individual, state last, first, middle name*)

5950 BERKSHIRE, SUITE 1480 DALLAS, TEXAS 75225
(Address) (City) (State) Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, BILLY F. SIMS, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRAZOS SECURITIES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ALICIA M. SLAY
Notary Public, State of Texas
My Commission Expires
January 31, 2004

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

FACING PAGE

AND REPORT OF INDEPENDENT

CERTIFIED PUBLIC ACCOUNTANTS

BRAZOS SECURITIES, INC.

DECEMBER 31, 2002 AND 2001

BRAZOS SECURITIES, INC.

ATTACHMENT TO FACING PAGE

YEAR ENDED DECEMBER 31, 2002

Statement filed pursuant to Securities and Exchange Commission SEC Rule 17a-5(d) (1).

Brazos Securities, Inc. is exempt from the provisions of SEC Rule 15c3-3 under exemption (k) (2) (ii). All customer transactions are cleared through another broker dealer on a fully disclosed basis.

As of December 31, 2002 no material differences existed between the Computation of Net Capital under rule 15c3-1 and the computation of Net Capital under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

BRAZOS SECURITIES, INC.

DECEMBER 31, 2002 AND 2001

CONTENTS

JOHN H. ZALE
CERTIFIED PUBLIC ACCOUNTANT
MEMBER AMERICAN INSTITUTE & TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
5950 BERKSHIRE LANE, SUITE 1480 DALLAS, TEXAS 75225
TEL. (214) 987-1199 FAX (214) 987-1175

The Board of Directors
BRAZOS SECURITIES, INC.
Dallas, Texas

Gentlemen:

I have audited the accompanying balance sheets of Brazos Securities, Inc. as of December 31, 2002 and 2001 and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The computation of net capital in the Supplementary Information is not a required part of the basic financial statements. However, I have audited the information in conjunction with the audit of the aforementioned financial statements.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of BRAZOS SECURITIES, INC. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

John H. Zale
Certified Public Accountant

Dallas, Texas
February 26, 2003

BRAZOS SECURITIES, INC.

BALANCE SHEETS
December 31, 2002 and 2001

ASSETS	2002	2001
Current Assets:		
Cash	$ 17,156	$ 17,538
Accounts Receivable	0	0
Commissions Receivable	16,835	12,231
Deferred FIT Receivable	0	0
Investments	73,506	73,917
	107,497	103,686
Property, plant, and equipment:		
Office Equipment	7,355	4,555
Accum. Amort. - Office Eqpt.	(4,848)	(4,555)
Software	3,436	3,436
Accum. Amort. - Software	(3,436)	(3,436)
	2,507	0
Other assets:		
Deposits	10,312	10,208
TOTAL ASSETS	$120,316	$113,894

LIABILITIES & STOCKHOLDER'S EQUITY LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 16,526	$ 13,607
Margin Account Payable	0	0
Payroll Taxes Payable	2,052	2,242
Accrued Liabilities	0	0
Commissions Payable	0	0
Income Taxes Payable	0	0
Deferred Income Taxes	0	0
	18,578	15,849
Long Term Liabilities:		
Note Payable - Subordinated	68,800	68,800
Total Liabilities	87,378	84,649
STOCKHOLDER'S EQUITY		
Common Stock - authorized 1,000,000 shares of $1.00 par value; issued and outstanding - 1,000 shares	1,000	1,000
Additional Paid-In Capital	17,700	17,700
Retained Earnings	14,238	10,545
Total Stockholder's Equity	32,938	29,245
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$120,316	$113,894

The accompanying notes are an integral part of these statements.

BRAZOS SECURITIES, INC.

STATEMENTS OF OPERATIONS
Years ended December 31, 2002 and 2001

	2002	2001
INCOME:		
Commissions	$ 224,050	$ 333,096
Dividends	0	0
Interest	10,631	6,647
Unrealized Gain (Loss) on Investments	(411)	(52,239)
Capital Gain (Loss) on Investments	-	35,622
Other Income	0	0
	234,270	323,126
EXPENSES:		
Commissions	147,064	222,795
Cost of Clearing	40,068	90,966
Regulatory Expenses	1,191	1,742
Other Operating Expenses	42,254	43,304
	230,577	358,807
Net Income (Loss) Before Income Taxes	3,693	(35,681)
INCOME TAX PROVISION:		
Current	0	0
Deferred	0	0
	0	0
NET INCOME (LOSS)	$3,693	($35,681)

The accompanying notes are an integral part of these statements.

BRAZOS SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001

	2002	2001
Increases (Decreases) in cash		
Cash flows from operating activities		
Net income (loss)	$ 3,693	$ (35,681)
Adjustments to reconcile net earnings to net cash used by operating activities		
Depreciation and amortization - Current	292	1,352
Depreciation and amortization - Assets Sold		
Changes in operating assets and liabilities, net		
(Incr.) dec. in accounts receivable		416
(Incr.) dec. in commissions receivable	(4,604)	(9,599)
(Incr.) dec. in deferred FIT receivable		16,679
(Increase) decrease in deposits		68,800
Increase (decrease) in payables	2,729	(890)
Incr. (dec.) in margin acct payable		(48,535)
Incr. (dec.) in accrued liabilities		
Incr. (dec.) in income taxes pybl.		
Incr. (dec.) in dfd. inc. tax pybl.		
Incr. (dec.) in note payable		
Net cash provided by (used in) operating activities	2,110	(7,458)
Cash flows from investing activities		
(Increase) decrease in investments	308	7,434
(Increase) dec. in property, equipment-net	(2800)	0
Cash flows provided by (used in) investing activities	(2,492)	7,434
Cash flows from financing activities		
Equity contributions	0	0
Cash flows provided by (used in) financing activities	0	0
NET INCREASE (DECREASE) IN CASH	(382)	(24)
Cash at beginning of year	17,538	17,562
Cash at end of year	17,156	17,538

The accompanying notes are an integral part of these statements.

BRAZOS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2002 AND 2001

	Number Shares Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balance at December 31, 2001	1000	$1,000	$17,700	10,545	29,245
Net income for year				3,693	3,693
Balance at December 31, 2002	1000	$1,000	$17,700	$14,238	$32,938

The accompanying notes are an integral part of these statements

BRAZOS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002 and 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is engaged in the securities broker-dealer industry. The Company clears equity securities trades through a correspondent broker-dealer.

Property, plant and equipment is stated at cost. Depreciation of plant and equipment is provided for over the estimated useful lives of the respective assets on the straight line basis for financial reporting purposes.

Revenue is recognized when commissions or other income are earned.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

2. FEDERAL INCOME TAX

As required by Statement No. 109 of the Financial Standards Board, issued in February 1992, which required adoption for fiscal years beginning after December 15, 1992, the Statement has been applied as of the beginning of the fiscal year and prior years may be restated. The cumulative effect of the change has no material effect on the financial statements. Statement No. 109 requires differences arising from the different methods used to recognize income for financial reporting and income tax purposes using enacted rates in effect for the year which the differences are expected to reverse.

Deferred income taxes are provided for the tax effects of differences resulting from computing depreciation using the straight-line method over the estimated useful lives for financial statements, compared to using the accelerated cost recovery methods for federal income tax purposes.

3. LEASING ARRANGEMENTS

The company leases office space on a month-to-month basis. Rental expense for the periods 2002 and 2001 was $9,600 and $8,400, respectively.

4. INVESTMENTS

Marketable securities at December 31, 2002, are carried at market value of the securities. The cost of marketable securities at December 31, 2002 was $73,122, the gross unrealized gains pertaining to these securities were $383.

Non-marketable securities at December 31, 2002, are carried at cost of $72,100. On April 7, 2000 and January 18, 2001 the Company invested $3,300 and $68,800, respectively, in a private placement of common stock and warrants to purchase common stock of the NASDAQ Stock Market, Inc.

5. CLEARING DEPOSITS

The company is required by the clearing broker dealer to maintain a deposit with the broker dealer to clear transactions for the Company. The clearing deposit at December 31, 2002 and December 31, 2001 was $10,312 and $10,208, respectively.

6. RELATED PARTY TRANSACTIONS

At December 31, 2002 the company was liable to an officer and principal shareholder of the company in the amount of $68,800 representing a subordinate note payable corresponding to the purchase common stock and warrants of the NASDAQ Stock Market, Inc.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2002, the company had capital of $26,692 which was $21,692 in excess of required net capital of $5,000.

BRAZOS SECURITIES, INC.

SUPPLEMENTAL INFORMATION

FOCUS REPORT – PART IIA

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002

1202FOCUS

BRAZOS SECURITIES, INC.
NET CAPITAL COMPUTATION
MONTH ENDING: 12/31/2002

TOTAL ASSETS	120,316.29	
LESS LIABILITIES (Current) (AI)	18,578.51	
UNREALIZED GAIN/(LOSS) ON INVESTMENT ACCOUNT	0.00	(Included in Total Assets)
NET WORTH	101,737.78	
LESS NONALLOWABLE ASSETS:		
A/R-TRADE	(311.84)	
ADVANCES	0.00	
Def FIT RECEIVABLE	0.00	
DEPOSITS	0.00	
NON-MARKETABLE SEC.	(72,100.00)	
EQUIPMENT	(2,506.94)	
TENTATIVE NET CAPITAL	26,819.00	
HAIRCUT ON INVESTMENT ACCT.	(126.51)	
UNDUE CONCENTRATION HAIRCUT	0.00	
NET CAPITAL	26,692.49	
LESS REQUIRED CAPITAL	(5,000.00)	
EXCESS NET CAPITAL	21,692.49	
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO	69.6020%	

JOHN H. ZALE
CERTIFIED PUBLIC ACCOUNTANT
MEMBER AMERICAN INSTITUTE & TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
5950 BERKSHIRE LANE, SUITE 1480 DALLAS, TEXAS 75225
TEL. (214) 987-1199 FAX (214) 987-1175

Board of Directors
Brazos Securities, Inc.

In planning and performing my audit of the financial statements of Brazos Securities, Inc. (the Company) for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the previous paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors, or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dallas, Texas
February 26, 2003